EXHIBIT 3.1

Special Resolution Amending Article 49.9 of the Amended and Restated Memorandum and Articles of Association, Adopted by Shareholders of Games & Esports Experience Acquisition Corp. on March 6, 2023

RESOLVED, as a special resolution that:

(a)	Article 49.9 of the Amended and Restated Memorandum and Articles of Association of Games & Esports Experience Acquisition Corp. be deleted in its entirety and replaced with the following new Article 49.9:

“Notwithstanding Articles 49.7 or 49.8, or any other provision of the Articles, without approval of the Members, the Directors may, if requested by the Sponsor and upon five days advance notice prior to the applicable deadline, extend the period of time to consummate an initial Business Combination by up to nine times, each by an additional one month (each, a “Paid Extension Period”), subject to the Sponsor, or its Affiliates or designees, depositing in proceeds into the Trust Account on or prior to the date of the applicable deadline, the lesser of (a) an aggregate of US$140,000 or (b) US$0.05 per Public Share that remains outstanding and is not redeemed prior to any such one-month extension.”